Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)
COLLEAGUE FAQS

Frequently Asked Questions (FAQs)

About the Combination

1.	Why is this combination good for Warner Chilcott?

The combined company will be a stronger, more diversified and more powerful competitor.  New Actavis will be able to promote a stronger, more diversified product portfolio as a result of the complementary products of our companies in Women’s Health and Urology specialty areas.   In addition, New Actavis will benefit from Warner Chilcott’s strong market positions in both Dermatology and Gastroenterology.   New Actavis will also have a broader commercial presence to support future pipeline products as a result of the combined development efforts.

2.	Why didn’t Warner Chilcott let colleagues know that it was considering this transaction?

When two publicly traded companies are contemplating a transaction like this, knowledge of the plans must be restricted to as few individuals as possible until their Boards of Directors approve the transaction agreement and it is publicly announced. Now that the agreement is signed, we will communicate with colleagues updates related to the transaction including integration plans as we are able to do so.

3.	What are the terms of the transaction?

At the close of the transaction, which is expected by year-end 2013, subject to customary closing conditions, Actavis and Warner Chilcott will be combined under a new company incorporated in Ireland.  The newly created company is expected to be called Actavis plc, or a variant thereof (“New Actavis”), and will be led by the current Actavis leadership team.  Warner Chilcott shareholders are expected to own approximately 23 percent of the combined company.  Shares of New Actavis are expected to trade on the New York Stock Exchange under the ticker symbol ACT.

4.	When will the transaction be final?

This combination, which has the support of the boards of directors and the senior management teams of both companies, remains subject to customary closing conditions, including the approval of the shareholders of both companies, certain regulatory approvals,

COLLEAGUE FAQS

and the approval of the Irish High Court. The closing of this transaction, if approved, is expected to occur by the end of 2013.

5.	How will the two companies be combined?

Until the transaction closes, we must continue to operate as two separate companies. However, we will be developing integration plans and intend to identify the appropriate resources from within both organizations to serve on integration task forces. We will be working toward the smooth and timely combination of our businesses by the end of 2013.

6.	Some mergers sound great on paper, but don’t seem to work very well in reality. How do we know this transaction will be successful?

The Warner Chilcott leadership team is strongly supportive and committed to this transaction. We believe our two companies are well suited for a very manageable integration, due to strong and experienced leadership and the complementary nature of the two companies’ operations. That said, any integration process is challenging. As integration planning gets underway, you will hear more about our plans — and may be asked to participate directly in the integration process — in the months ahead.

7.	Who will lead the new organization?

The CEO of Actavis, Paul Bisaro, will serve as President and CEO of the combined company. Actavis and Warner Chilcott will both name members to the Board of Directors.

8.	What will happen to Warner Chilcott’s leadership team? What role will they play in the integration?

The management teams of Actavis and Warner Chilcott will be working in partnership to develop the integration strategies that will enable us to combine our companies as seamlessly and as rapidly as possible following the closing.

9.	What needs to happen before the transaction is complete?

This combination, which has the support of the boards of directors and the senior management teams of both companies, remains subject to customary closing conditions, including the approval of the shareholders of both companies, certain regulatory approvals, and the approval of the Irish High Court. The closing of this transaction, if approved, is expected to occur by the end of 2013.

COLLEAGUE FAQS

10.	What happens next?

We will continue to operate as separate companies, focused on continuing to grow our respective businesses and deliver financial results for our shareholders; continue to deliver the highest quality products, with the best service to our customers; and continue to focus on improving all that we do. Management teams from both companies will work together during the coming months to plan as much as possible for the first day operating as a combined company following the successful close.

About Our Jobs

1.	Will my current responsibilities or performance expectations change during or after the integration?

If this transaction is approved, closing is expected to occur by the end of 2013. In the meantime, you are expected to perform your job as you normally would.

2.	Will any colleagues be laid off as a result of the combination, and from what areas of the company will they come?

At this point, we do not know any specifics related to impacts on colleague jobs. However, you can be sure that any affected individuals will be treated fairly, honestly and with respect.

3.	When will we know if any jobs will be eliminated?

During the period from announcement to closing, an integration planning team, which will be staffed with representatives of both companies, will recommend how best to integrate the two companies. At closing, we should have a detailed plan ready to be implemented, including organizational structure and job assignments. The details of this plan will determine the length and scope of the transition in each area. We understand your concerns and are committed to notifying affected colleagues of their status with the new company as soon as possible.

4.	If my job is eliminated, will I receive a severance package?

We expect to provide a standard severance policy for at least 18 months following the closing of the combination. If your job is eliminated as a result of the transaction, you will be entitled to receive a severance package under this severance policy or as defined in any applicable employment contract.

COLLEAGUE FAQS

The standard U.S. policy expected for colleagues is summarized below for informational purposes.

U.S. Standard Severance Benefit:

Completed Years of Employment	Standard Benefit*
Less than one year	6 weeks Base Pay
1 or more years employment	6 weeks Base Pay plus 2 weeks Base Pay per completed year, not to exceed 26 weeks

Managers and above would receive the greater of the Standard Benefit or the benefit summarized below:

Position	Severance*
Manager, District Manager	8 weeks Base Pay
Senior Manager	12 weeks Base Pay
Associate Director, Director, Regional Manager	26 weeks Base Pay
Senior Director	36 weeks Base Pay

*Summary of severance benefits is provided for informational purposes. It is qualified in all respects by the applicable plan document.  Please consult the actual plan document as provided by Human Resources and/or posted on my.wcrx.com.
**Other locations have their own severance policies and you are encouraged to reach out to your local HR manager for more information.

5.	Will colleagues from Actavis or Warner Chilcott have to relocate?

After the closing, which is expected to occur by the end of 2013, it is a possibility that some functions will be combined and operate from one location, which could require a move on the part of some staff members. We may also offer some individual assignments that require relocation.

COLLEAGUE FAQS

6.	If I have to relocate in order to stay with the new company, will relocation benefits be available to me, and what will they consist of?

At this point, we do not know any specifics related to relocation package details or eligibility.

7.	My team was looking to bring on additional headcount — will we still be able to hire?

Between today and the day the transaction closes, we will continue to operate as separate companies and therefore as we do typically, we will need to make staffing decisions based on business requirements. Your team should work with local Human Resources regarding all their staffing needs.

8.	Will the combined company be staffed from both Warner Chilcott and Actavis?

Yes, this is the expectation.  Staffing of the combined organization will be completed as soon as practical during integration planning.

About Compensation and Benefits

1.	Will our compensation and benefits change as a result of the transaction?

Between now and the day we close, your compensation and benefit programs remain unchanged. Our programs will be reviewed during integration planning for the combined company following the closing.

2.	What will happen to my retirement benefits?

Accrued and vested retirement benefits will not be reduced by the transaction.

3.	What will happen to my vacation time, my sick time or other leave programs?

Until the closing of the transaction, we expect to operate our vacation, sick time and other leave programs in the ordinary course. It is not expected that the closing of the combination will negatively affect your accrued, but unused paid time-off under these policies as of the closing, but our programs will be reviewed during integration planning for the combined company.

COLLEAGUE FAQS

Getting More Information

1.	Who can I talk to if I have questions or concerns?

You may contact your HR manager and manager with questions. You may also submit questions to the Corporate HR Mailbox (Corporate Human Resources/WCRX). We realize you and your colleagues will no doubt have many questions through this process, and we will do our best to keep you informed in a manner consistent with applicable laws.

2.	Where can I find more information about the announcement?

More information about the announcement is available on Warner Chilcott’s website www.wcrx.com and Actavis’ website www.ourwinningway.com.

3.	Will our customers be notified of this proposed combination?

There is no plan to send a mass mailing or other form of announcement to our customers from “the Company” at this time. However, please keep in mind the following points as you communicate with your contacts about the proposed transaction:

▪	Recognize that there are strict rules about what can be said regarding an acquisition or merger before the transaction has been approved.

▪	Commit to providing more information as it is available and to providing continuity in our services regardless of internal changes at the company. As you well know, customers are our first priority.

4.	How will we know what is happening over the next few months?

The management teams of both companies are committed to communicating with you in a timely and consistent manner about the progress of the transaction and integration planning activities.

COLLEAGUE FAQS

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction.  In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott.  INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013.  Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking

COLLEAGUE FAQS

statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications.  We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this announcement.  To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and

COLLEAGUE FAQS

responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch, is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).